SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

		Year Ended December 31,
		2016		2015		2014

Earnings
	Pre-tax net income	$70,205		$79,383		$46,909
	Add:
	Fixed charges	64,933		59,251		46,990
	Noncontrolling interests	71		30		43
	Earnings, as adjusted	$135,209		$138,664		$93,942

Fixed charges
	Interest expensed and capitalized	$59,724		$53,972		$42,923
	Amortized premiums, discounts and capitalized expenses related to indebtedness	5,149		5,246		4,035
	Estimate of interest within rental expense	60		33		32
	Fixed charges, as adjusted	64,933		59,251		46,990
	Preferred stock dividends	10,242		10,242		10,242
	Combined fixed charges and preferred stock dividends	$75,175		$69,493		$57,232

	Ratio of earnings to fixed charges	2.08	x	2.34	x	2.00	x

	Ratio of earnings to combined fixed charges and preferred stock dividends	1.80	x	2.00	x	1.64	x